Gildan 2006 Annual Report • 21
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's discussion and analysis (MD&A) comments on Gildan's operations, performance and financial condition as at and for the years ended October 1, 2006 and October 2, 2005, compared to the preceding years. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated December 13, 2006. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled "Non-GAAP Financial Measures" on page 24 of this MD&A. The audited Consolidated Financial Statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2006 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-looking Statements" cautionary notice on page 43.

In this MD&A, "Gildan", the "Company", or the words "we", "us", "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

Our Business

Gildan is a vertically-integrated marketer and manufacturer of activewear, underwear and socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. In 2005, as part of our growth strategy, we began to implement a major new initiative to sell our products into the mass-market retail channel in North America. In conjunction with these plans, in fiscal 2006, we expanded our product-line to include underwear and athletic socks.

Effective July 6, 2006, Gildan completed the acquisition of Kentucky Derby Hosiery Co., Inc. (Kentucky Derby), a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. This acquisition is intended to enhance and accelerate Gildan's strategy to enter the North American mass-market retail channel. Gildan intends to use Kentucky Derby's experience and distribution with mass-market retailers to enhance its platform to develop Gildan as a consumer brand in basic athletic socks, underwear and activewear, while continuing to focus on serving the needs of our customers in the wholesale distribution channel and continuing to support Kentucky Derby's private label programs and brand licenses.

Our Products

We specialize in large-scale marketing and manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs. Our product offering focuses on core basic activewear styles sold in various fabrics, weights and colours. In fiscal 2006, we also introduced a variety of styles of men's and boys' underwear and athletic socks into our product-line. Typically, our product offering is characterized by low fashion risk, since products are basic and produced in a limited range of sizes, colours and styles. Our products for the wholesale channel for screenprinters are produced and sold without logos and designs.

We sell activewear, namely T-shirts, sport shirts and fleece, in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity.

In the retail channel, we have complemented our activewear product-line by introducing in 2006 a variety of styles of men's and boys' underwear and athletic socks.

Our Manufacturing and Distribution Facilities

To support our sales in the various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin. We also operate manufacturing facilities in North America. We established our largest manufacturing hub in Central America in Rio Nance, Honduras with our first offshore integrated knitting, bleaching, dyeing, finishing and cutting facility, which became operational in 2002. During 2005, we purchased additional land adjacent to our Rio Nance facility for the purpose of constructing two new integrated world-scale facilities, one for the production of fleece, and one for the production of athletic socks. During 2006, we completed the construction of the sock manufacturing facility, and began the construction of the fleece textile facility. We expect to ramp up our sock facility to full capacity by the second half of fiscal 2008 and begin production at our fleece facility in the second half of fiscal 2007.

 22 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Following the success of our first Rio Nance facility and the need to add capacity to support our projected continuing sales growth in activewear and underwear, Gildan established a manufacturing hub in Bella Vista, Dominican Republic. The Dominican Republic facility began production in fiscal 2005 and is currently running at a comparable scale of production to our mature textile facility in Honduras. We will continue to maximize production levels and cost efficiencies at the Dominican Republic facility during fiscal 2007.

During the course of this fiscal year, consistent with our ongoing strategy to enhance our overall cost structure by maximizing large-scale production of basic T-shirts at our textile manufacturing operations in Honduras and the Dominican Republic, we announced the restructuring of our Canadian manufacturing operations, to take effect in December 2006. This included the closure of our textile manufacturing facility in Valleyfield, Quebec, and the reduction in the operations of our knitting facility in Montreal, Quebec, as well as our cutting facility in Bombay, New York. Also, in fiscal 2006, we announced the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia, which will be undertaken during the first half of fiscal 2007. We continue to significantly increase our overall capacity through major new expansions in both our Central American and Caribbean Basin manufacturing hubs, and will continue on an ongoing basis to evaluate the role and global competitiveness of our Canadian textile and U.S. sock manufacturing facilities within our overall capacity planning to support our growth strategy.

Our sewing facilities are primarily located in Central America, Mexico and the Caribbean Basin. We also utilize third-party contractors to complement our vertically-integrated production.

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

We distribute our products in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and use third-party warehouses in Canada, Mexico, Europe and Australia to service our customers in these markets.

In addition, during the year, as part of our overall plan to integrate the operations of Kentucky Derby and to support future capacity requirements for our retail initiative, we announced plans to invest approximately $7 million in a new 400,000 square foot retail distribution centre in Martinsville, Virginia and to relocate and consolidate Kentucky Derby's existing distribution centres, at multiple sites in Virginia and North Carolina, to this single location. This new distribution centre will be fully dedicated to supporting our retail distribution plans. The relocation and consolidation of Kentucky Derby's distribution centres will result in improved operating efficiencies and lower transportation costs, as well as faster customer response times. The installation of equipment in this facility, together with the associated warehouse management system, is expected to be completed during the second quarter of fiscal 2007. Our existing distribution centre in Eden, North Carolina will remain fully dedicated to providing the capacity required for Gildan's anticipated further growth in the wholesale distribution channel.

Our corporate head office is located in Montreal, Canada and we employ over 15,000 full-time employees worldwide.

Market Overview

Our target market for activewear, underwear and socks is characterized by low fashion risk compared to many other apparel markets, since products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by manufacturers.

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels, such as Fruit of the Loom, Inc., Hanesbrands Inc., the Jerzees division of Russell Corporation, which was recently acquired by Berkshire Hathaway Inc. which owns Fruit of the Loom, Inc., Delta Apparel, Inc., and Anvil Knitwear, Inc. The competition in the European wholesale imprinted active-wear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors which do not have integrated manufacturing operations and source products from contractors in Asia.

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers.

While the majority of our sales is currently derived from the sale of activewear through the wholesale distribution channel, in 2006 we continued to expand our entry into the retail channel, concentrating on regional retailers that we can service well with the production capacity that we have available. As we ramp up our major capacity expansion projects in the Caribbean Basin and Central America, we will increasingly be in a position to service major mass-market retailers. We believe that providing a superior value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, the same factors that contribute to our success in the wholesale channel, will allow us to be successful in penetrating the retail channel.

Gildan 2006 Annual Report • 23
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

We believe that growth for our activewear products has been driven by several market trends such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);

  continued evolution of the entertainment/sports licensing and merchandising businesses;

  the growing use of activewear for uniform applications;

  the growing use of activewear for corporate promotions;

  continued increase in use of activewear products for travel and tourism;

  an increased emphasis on physical fitness; and

  a greater use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction have provided consumers with superior products at lower prices.

Strategy and Financial Objectives

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will allow Gildan to be successful in building a consumer brand in the retail channel.

We believe that our vertically-integrated manufacturing operations allow us to provide a combination of competitive prices and premium quality products and to deliver superior value to our customers. We are able to price our products competitively because of our success in reducing operating costs. We accomplish this by:

  investing in modern, automated equipment and facilities;

  increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

  focusing on producing a narrow range of basic, high-volume product-lines, which allows us to maximize production efficiencies.

We intend to continue to expand capacity through the acquisition of modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates.

We are implementing a five-year plan to approximately triple our unit sales volumes and continue to achieve significant manufacturing efficiencies. Our growth strategy comprises the following four initiatives:

1.     Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories

During fiscal 2006, we further increased our leading market share position in the U.S. wholesale distributor network in the T-shirt and sport shirts categories as reported in the S.T.A.R.S. Report produced by ACNielsen Market Decisions. In addition, we gained significant share in the fleece category, reaching the number two market share position. We believe we will continue to increase market share in this channel due to our competitive strengths and the addition of low cost production capacity.

2.     Leverage our successful business model to enter the mass-market retail channel and develop Gildan as a consumer brand

We plan to continue to sell the same basic undecorated activewear apparel products into the retail channel, as well as our new complementary products, underwear and athletic socks, which also leverage our existing core competencies, successful business model and competitive strengths. Our goal is to continue to provide a value proposition, which combines quality, service and competitive pricing. We intend to follow the same pricing strategy as in the wholesale market, by using our cost efficiencies to lower selling prices. Our main competitors in the retail channel for basic family apparel products are essentially the same as in the wholesale channel.

During 2006, we expanded our presence in the retail channel, particularly with U.S. regional retailers. Following our recent acquisition of Kentucky Derby, we intend to use Kentucky Derby's experience and distribution with mass-market retailers to build Gildan as a consumer brand in athletic socks, underwear and activewear in the mass-market retail channel.

3.     Increase penetration in Europe and other international markets

We expect to pursue further market penetration within our existing served wholesale markets in Europe, Mexico and Australia, in addition to pursuing further international market expansion opportunities. During fiscal 2006, we began to sell Gildan products in Mexico.

4.     Support unit sales growth and maintain pricing competitiveness through continued significant investments in low-cost production capacity

To support our projected continuing sales growth, in fiscal 2006 we ramped up our new Dominican Republic facility to close to full capacity. In addition, we completed the construction of our sock facility in Honduras, which we expect to ramp up to full capacity by the second half of fiscal 2008. We also began construction of a world-scale integrated facility for the production of fleece, which is expected to begin production in the second half of fiscal 2007. Our land and infrastructure in Central America and the Caribbean Basin can accommodate major capacity expansion on the same sites. We currently expect to invest approximately $400 million during the next five years in capital expenditures to support our projected sales growth. All of the organic capacity expansions that we plan to undertake over the next five years are expected to be financed by internally generated funds.

 24 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the "Risks and Uncertainties" section of this MD&A beginning on page 37. As well, the nature of the Company's growth strategy involves risks related to certain assumptions underlying unit sales growth, production capacity growth and cost reductions, among others. Notably, our planned growth in market share depends to a significant extent on the successful start-up and ramp-up of new offshore facilities. There can be no assurances that we will achieve our planned market share growth, retail market penetration or capacity increases.

Operating Results

Selected Annual Information
(in $ millions, except per share amounts)

	2006	2005	2004

Sales	773.2	653.9	533.4
Cost of sales	521.1	450.6	378.7
Gross profit	252.1	203.3	154.7
Selling, general and administrative expenses	84.4	73.8	58.3
Restructuring and other charges	20.4	11.8	4.6
	147.3	117.7	91.8
Depreciation and amortization	32.4	25.6	22.3
Interest, net	3.1	4.6	6.2
Non-controlling interest in income of consolidated joint venture	0.2	0.1	–
Earnings before income taxes	111.6	87.4	63.3
Income taxes	4.8	1.4	3.1
Net earnings	106.8	86.0	60.2

Basic EPS(1)	1.78	1.44	1.02
Diluted EPS(1)	1.76	1.43	1.01

Total assets	723.3	597.5	488.8
Total long-term liabilities(2)	47.1	64.1	66.0

Certain minor rounding variances exist between the financial statements and this summary.

(1) All earnings per share data reflect the effect of the stock split as described on page 33.
(2) Includes long-term debt, future income taxes and non-controlling interest in consolidated joint venture.

Operating Results for the year ended October 1, 2006, compared to the year ended October 2, 2005

Non-GAAP Financial Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net debt to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company's financial condition and operating results.

We refer the reader to page 41 for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.

Business Acquisition

Effective July 6, 2006, we acquired 100% of the common shares of Kentucky Derby, a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. The total purchase price of $20.4 million, including transaction costs, was paid in cash except for approximately $0.5 million, which was settled through the issuance of common shares of Gildan. We accounted for this acquisition using the purchase method and the results of Kentucky Derby have been consolidated with those of Gildan from the date of acquisition. Please refer to Note 3 to the Consolidated Financial Statements for a summary of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Sales

Sales for fiscal 2006 reached $773.2 million, up 18.2% from $653.9 million in fiscal 2005. The increase in sales was due mainly to a 14.5% increase in unit sales volumes for our activewear products, combined with the impact of a higher-valued product-mix, partially offset by an approximate 2.5% decline in activewear unit selling prices compared to last year. In addition, sales in the fourth quarter of this fiscal year included $30.0 million from the acquisition of Kentucky Derby, which was effective July 6, 2006. Excluding the acquisition of Kentucky Derby, sales were up 13.7%.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. The S.T.A.R.S. data for the nine months ended September 30, 2006, includes information provided by the largest wholesale distributor, which has renewed its participation in the report. In order to calculate year-over-year growth rates, S.T.A.R.S. has adjusted comparative data for the nine months ended September 30, 2005.

Gildan 2006 Annual Report • 25
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

The table below summarizes the S.T.A.R.S. data for the nine months ended September 30, 2006:

	Nine months ended		Nine months ended
	September 30,		September 30, 2006
	2006 vs 2005
	Unit Growth		Gildan Market
	Industry	Gildan	Share

All Products	2.1%	16.6%	42.6%
T-shirts	2.4%	16.9%	43.7%
Sport shirts	(3.2%)	1.9%	32.2%
Fleece	1.4%	23.7%	30.8%

The increase in our unit sales volumes was due to continuing market share penetration, primarily in the T-shirt and fleece categories, and 2.1% growth in overall industry unit shipments in the nine months ended September 30, 2006. In the T-shirt category, we grew unit volumes by 16.9% for the nine months ended September 30, 2006, and increased our leading share in this category to 43.7%. We maintained our position as the leading brand in sport shirts with a 32.2% market share, where our volume grew by 1.9%, compared with an overall decline of 3.2% for the industry. In the fleece category, our volume growth significantly exceeded that of the industry. We grew our share to 30.8% and reached the number two market share position.
Sales
(in millions of dozens)(1)

(1) activewear and underwear

We maintained a leading market share position in Canada and continued to expand our international business. In Europe, our unit sales increased 9.3% over fiscal 2005, and, in the fourth quarter, we added three major new distributors in the U.K. During fiscal 2006, we introduced our products in the wholesale distributor market in Mexico and continued to expand our distributor network in this market.
U.S. Industry Growth
(based on unit sales (%))

Gross Profit

Gross profit is the result of our sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, sourcing costs and transportation costs incurred until the receipt of finished goods at our distribution facilities, but excludes depreciation expense. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfers of finished goods, and customs and duties. Our gross margins may not be comparable to other companies, since some entities include depreciation expense and distribution costs in cost of sales, whereas we include them in depreciation and amortization and selling, general and administrative expenses, respectively.

Gross Margins
(%)

(1) Before the impact of the change in functional currency on cost of sales. See page 41.

 26 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross profit for fiscal 2006 was $252.1 million, or 32.6% of sales, compared to $203.3 million, or 31.1% of sales during fiscal 2005. The gross margin improvement in fiscal 2006 was due primarily to manufacturing efficiencies, lower cotton costs, and a favourable product-mix. In addition, the margin improvement reflected the impact of the reversal of a prior year reserve of $1.1 million for litigation related to cotton purchase contracts in fiscal 2001, which was resolved in Gildan's favour in the second quarter of this fiscal year. The positive variances in gross margin for the year were partly offset by the impacts of lower net selling prices, higher energy and transportation costs, and from the mix impact of the higher proportion of the lower margin sock sales following our recent acquisition of Kentucky Derby.

We continued to reduce our overall manufacturing costs by increasing the scale of production at our Dominican Republic textile facility, which ramped up to close to full capacity by the end of fiscal 2006.

Selling, General and Administrative Expenses

Our selling, general and administrative (SG&A) expenses include costs incurred subsequent to the receipt of finished goods at our distribution facilities, excluding depreciation expense and costs of inter-warehouse transfers of finished goods. The principal components of our SG&A expenses include warehousing and handling costs, the cost of shipping goods to customers, selling and administrative personnel costs, advertising and marketing expenses, leased facilities and equipment, professional fees, and other general and administrative expenses.

SG&A
(percentage of sales (%))

SG&A expenses were $84.4 million, or 10.9% of sales during fiscal 2006, compared to $73.8 million, or 11.3% of sales during fiscal 2005. The increase in SG&A expenses compared to last year stemmed primarily from higher volume-driven distribution costs, professional fees for the compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002, and the impact of the stronger Canadian dollar, combined with the cost of ongoing organizational development to support our growth strategy. In addition, SG&A expenses included the acquisition of Kentucky Derby in the fourth quarter this fiscal year, which accounted for $4.4 million of the year-over-year increase. The increase in SG&A expenses for the year was partially offset by an adjustment to the reserve for doubtful accounts in the second quarter of this fiscal year.

Restructuring and Other Charges

The following table summarizes the components of restructuring and other charges for the years ended October 1, 2006, October 2, 2005 and October 3, 2004:
(in $ millions)
	2006	2005	2004

Canadian textile manufacturing restructuring	18.9	–	–
Restructuring of yarn-spinning facilities	–	10.7	–
Charge to comply with employment contract	1.5	1.1	4.6
	20.4	11.8	4.6

Canadian Textile Manufacturing Restructuring

In September 2006, we announced a restructuring of our Canadian manufacturing operations to take effect in December 2006, involving the closure of our textile manufacturing facility in Valleyfield, Quebec and the downsizing of our knitting facility in Montreal, Quebec. We recorded a charge of $18.9 million relating to this restructuring and our concurrent re-assessment of the recoverability of the carrying values of our remaining Canadian textile manufacturing and related assets. Under our business model, there are essentially no tax recoveries with respect to this charge. The components of this charge include employee severance of $2.1million with respect to the Valleyfield and Montreal textile facilities, an asset impairment loss of $15.1 million relating to all of the Canadian textile and related manufacturing fixed assets, and other costs of $1.7 million. The Company was required to recognize asset impairment charges to reduce the carrying value of the fixed assets to fair value, because the carrying value of the assets exceeded the future cash flows which they were projected to generate during the balance of their estimated economic lives. As at October 1, 2006, all amounts accrued for severance and other costs remained unpaid and are included in "Accounts payable and accrued liabilities".

Restructuring of Yarn-Spinning Facilities

During fiscal 2005, we closed our two Canadian yarn-spinning facilities, and relocated a major portion of our yarn-spinning equipment to a North Carolina spinning facility operated by CanAm. We recorded a charge of $10.7 million during fiscal 2005 for the costs associated with this closure. The components of the charge included a writedown to fair value of the fixed assets not transferred to CanAm of $6.8 million, employee severance of $3.7 million, and other costs of $0.2 million.

Gildan 2006 Annual Report • 27
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

The fixed assets not transferred to CanAm were classified as held for sale at their estimated fair values. Proceeds from assets held for sale of $4.1 million and $5.0 million were received, respectively in fiscal 2005 and in fiscal 2006. Severance costs were paid in full in fiscal 2005.

Charge to Comply With Employment Contract

During fiscal 2004, we expensed $4.6 million representing management's best estimate of the cost of financial obligations pursuant to an employment contract with the former Chairman and Co-Chief Executive Officer of the Company. The employment contract includes variable components related to the Company's financial and operating performance to fiscal 2009. This resulted in charges of $1.5 million in fiscal 2006 and $1.1 million in fiscal 2005.

Depreciation and Interest Expenses

Depreciation and amortization expense increased to $32.4 million in fiscal 2006, compared to $25.6 million in fiscal 2005. The increase in depreciation expense in fiscal 2006 was due to a higher capital asset base resulting from continued capital spending to support capacity expansion, in particular the Dominican Republic facility.

Net interest expense amounted to $3.1 million during fiscal 2006, down from $4.6 million in fiscal 2005. The decrease in net interest expense resulted from higher investment income and the reduction in overall debt, following the scheduled principal repayments made on the Company's Senior Notes. The increase in investment income was due to higher average cash balances during the year combined with higher interest rate returns compared to last year.

Income Taxes

Income tax expense for the year ended October 1, 2006, was $4.8 million, up $3.4 million from $1.4 million in fiscal 2005. The income tax expense for fiscal 2006 and fiscal 2005 included an income tax recovery of $0.4 million and $3.9 million, respectively, related to restructuring and other charges, as discussed on page 26. Excluding the impact of restructuring and other charges in both years, the income tax provision for the year ended October 1, 2006 was $5.2 million, resulting in an effective income tax rate of 3.9%, compared to an income tax provision of $5.3 million in fiscal 2005, reflecting an effective income tax rate of 5.3%. The decline in the effective income tax rate was mainly due to a higher proportion of our total sales being derived from our international operations and sourced from our offshore textile facilities.

Net Earnings

Net earnings for fiscal 2006 were $106.8 million and diluted earnings per share (EPS) were $1.76, up respectively 24.2% and 23.1% compared to net earnings of $86.0 million, or $1.43 per share in fiscal 2005. Net earnings for fiscal 2006 included restructuring and other charges of $20.0 million after tax, or $0.33 per share. Net earnings for fiscal 2005 included restructuring and other charges of $7.9 million after tax, or $0.13 per share. Excluding the impact of these restructuring and other charges, adjusted net earnings of $126.8 million, or $2.09 per share on a diluted basis in fiscal 2006, increased 35.0% and 34.0%, respectively, compared to adjusted net earnings of $93.9 million, or $1.56 per share in fiscal 2005. The increase in adjusted net earnings and adjusted diluted EPS resulted mainly from the continued strong growth in unit sales volumes and higher gross margins, which more than offset increases in SG&A and depreciation expenses.

(1) Adjusted net earnings and adjusted diluted EPS are before impact of restructuring and other charges and impact of change to U.S. dollar as functional currency. See page 24.
(2) Adjusted net earnings and adjusted diluted EPS are before impact of restructuring and other charges. See page 24.

 28 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results for the year ended October 2, 2005, compared to the year ended October 3, 2004

Change in Functional and Reporting Currency in Fiscal 2004

Effective October 6, 2003, we adopted the U.S. dollar as our functional currency since a significant portion of our revenues, expenses, assets and liabilities are denominated in U.S. dollars and our sales and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as our reporting currency. This resulted in a translated value for opening inventories and fixed assets that was approximately $23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. This upward revaluation of inventories and fixed assets was reflected directly in opening shareholders' equity as part of the $26.2 million positive balance of cumulative translation adjustments. These increases result in a corresponding offsetting negative impact on earnings as inventories were consumed and fixed assets are depreciated. During fiscal 2004, an additional $3.3 million was reflected in cost of sales as opening inventories were consumed.

Sales

Sales for fiscal 2005 reached $653.9 million, up 22.6% from $533.4 million in fiscal 2004. The increase in sales was due mainly to an 18.2% increase in unit sales over the prior year, combined with a higher-valued product-mix.

During fiscal 2005, Gildan continued to expand its European business and maintained a leading market share position in Canada. The Company also introduced its products in Australia during fiscal 2004, with immediate success in achieving market penetration.

Gross Profit

Gross profit for fiscal 2005 was $203.3 million, or 31.1% of sales, compared to $154.7 million, or 29.0% of sales during fiscal 2004. Gross profit in fiscal 2004, excluding the adjustment due to the change in functional currency, was $158.0 million, or 29.6% of sales. The increase in gross margin percentage was the result of a higher valued product-mix, higher average selling prices, lower raw material costs and ongoing manufacturing efficiencies offset by higher transportation and energy costs and start up inefficiencies for the new Dominican Republic textile facility.

We continued to reduce our overall manufacturing costs by increasing the output from our Honduran textile operations. Our Dominican Republic textile facility commenced operations in the third quarter of fiscal 2005 and continued to ramp up capacity in fiscal 2006.

Selling, General and Administrative Expenses

SG&A expenses were $73.8 million or 11.3% of sales during fiscal 2005, compared to $58.3 million or 10.9% of sales during fiscal 2004. The increase in SG&A expenses in fiscal 2005 was mainly due to higher volume-related selling and distribution costs combined with additional costs for the implementation of a new warehouse management system, the stronger Canadian dollar, the overall strengthening of our management and administrative infrastructure to support our growth strategy, and higher performance-related compensation costs.

Depreciation and Interest Expenses

Depreciation and amortization expense was $25.6 million in fiscal 2005, compared to $22.3 million in fiscal 2004. The increase in depreciation expense in fiscal 2005 was the result of our continued investment in capital expenditures to add capacity for long-term sales growth.

Net interest expense was $4.6 million during fiscal 2005, down from $6.2 million in fiscal 2004. The decrease in net interest expense was the result of the reduction in overall debt following the scheduled principal repayments made on our Senior Notes, offset slightly by the impact of an increase in the long-term debt of our joint venture in fiscal 2005.

Income Taxes

Income tax expense for fiscal 2005 included an income tax recovery of $3.9 million from restructuring and other charges. Excluding the impact of restructuring and other charges, the income tax provision for fiscal 2005 was $5.3 million, resulting in an effective income tax rate of 5.3%. The income tax expense for fiscal 2004 included an income tax recovery of $1.4 million arising from restructuring and other charges. Excluding this tax recovery, the effective income tax rate for fiscal 2004 was 6.3%. The decline in the effective income tax rate was the result of a higher proportion of international sales compared to prior years, which are taxed at relatively lower rates.

Net Earnings

Net earnings for fiscal 2005 were $86.0 million or $1.43 per share on a diluted basis, compared to $60.2 million, or diluted EPS of $1.01 in fiscal 2004, up respectively 42.9% and 41.6%. Before restructuring and other charges, adjusted net earnings for fiscal 2005 were $93.9 million or $1.56 per share. These results were up 40.8% and 39.3%, respectively from net earnings of $66.7 million or $1.12 per share in fiscal 2004, after adjusting 2004 earnings to remove the $3.3 million after-tax impact of the functional currency change on cost of sales as a result of revaluing opening inventories, and the after-tax impact of restructuring and other charges. The increase in net earnings on this basis was primarily due to the 22.6% increase in sales revenue together with higher gross margins, partially offset by higher SG&A and depreciation expenses.

Gildan 2006 Annual Report • 29
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. While we began selling socks in the fourth quarter of fiscal 2006, demand for our sock products is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the need to support requirements for the back-to-school period and peak retail selling during the Christmas holiday season. Management anticipates that the seasonality we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification. As a result of the historical seasonal sales trends, we produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year.

Fourth Quarter Results

Sales in the fourth quarter amounted to $235.2 million, up 30.2% from $180.7 million in the fourth quarter of last year. The increase in sales revenues was due to $30.0 million of sock sales resulting from the acquisition of Kentucky Derby, which was effective from July 6, 2006, a 13.7% increase in unit sales volumes for activewear and the impact of a higher-valued activewear product-mix, partially offset by a close to 3% reduction in unit selling prices for active-wear compared to last year. The growth in activewear unit sales was due to continuing market share penetration in all product categories in the U.S. distributor channel.

Gross margins in the fourth quarter of fiscal 2006 were 30.6%, versus 32.3% in the fourth quarter of 2005. The decrease in gross margins was entirely attributable to the impact of lower margins from the sale of socks, which do not yet reflect the anticipated cost synergies from the planned rationalization of our sock manufacturing operations. Excluding the impact of Kentucky Derby, gross margins in the fourth quarter of fiscal 2006 were 32.5%. The slight increase in gross margins for activewear reflected favourable manufacturing efficiencies and higher-valued product-mix compared to last year, essentially offset by lower selling prices.

Selling, general and administrative expenses in the fourth quarter were $23.6 million, or 10.1% of sales, compared to $20.1 million, or 11.1% of sales, in the fourth quarter of last year. The increase in SG&A expenses was due to the impact of the acquisition of Kentucky Derby, higher volume-related distribution costs and professional fees for compliance with Section 404 of the U.S. Sarbanes Oxley Act of 2002, partly offset by severance costs incurred in the fourth quarter of fiscal 2005 and lower performance-related compensation costs in the fourth quarter of this fiscal year. The increase of $1.9 million in depreciation and amortization expenses was due to our continuing investments in capacity expansion, combined with the impact of the Kentucky Derby acquisition.

The income tax rate for the fourth quarter of fiscal 2006 was 6.3% compared to an income tax rate of 4.1% in the fourth quarter of fiscal 2005. Excluding the impact of restructuring and other charges in both years, the effective income tax rate for the fourth quarter of fiscal 2006 was 4.0% compared to an effective income tax rate of 3.4% for fiscal 2005.

We achieved net earnings of $16.8 million and diluted EPS of $0.28, after recording restructuring and other charges in the quarter totaling $20.0 million after tax, or $0.33 per share. The restructuring and other charges comprised $0.31 per share for the restructuring of the Company's Canadian manufacturing facilities, which was announced on September 27, 2006, and $0.02 per share to reflect the variable component of Gildan's contractual obligations towards its former Chairman and Co-Chief Executive Officer. Before reflecting the restructuring and other charges, net earnings and diluted EPS for the fourth quarter of fiscal 2006 amounted to $36.8 million or $0.61 per share, up respectively 25.6% and 27.1% from net earnings of $29.3 million and diluted EPS of $0.48 in the fourth quarter of fiscal 2005. Excluding the impact of the Kentucky Derby acquisition in the quarter, which was $0.01 per share dilutive to EPS, the increase in net earnings and EPS before the restructuring and other charges was primarily due to continuing strong growth in unit sales volumes, favourable manufacturing efficiencies, a higher-valued product-mix for activewear, and lower SG&A expenses, partially offset by lower selling prices and higher depreciation expense.

	2006				2005
(in $ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	235.2	233.9	183.8	120.3	180.7	198.9	165.3	109.0
Net earnings	16.8	42.8	31.0	16.2	29.2	34.1	14.3	8.4
Net earnings per share
Basic EPS	0.28	0.71	0.52	0.27	0.49	0.57	0.24	0.14
Diluted EPS	0.28	0.71	0.51	0.27	0.48	0.57	0.24	0.14

 30 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

During the fourth quarter of fiscal 2006, we generated cash flow of $33.6 million from operating activities, after using $17.0 million to finance seasonal accounts receivable and $9.0 million to meet seasonal and replenishment inventory requirements for the sock business and to support transitional outsourcing programs. We also used cash of $26.2 million for capital expenditures, mainly for our major capacity expansion projects in Honduras and the Dominican Republic, and $19.9 million for the acquisition of Kentucky Derby. In addition, we repaid $21.3 million of the total amount of $27.4 million of Kentucky Derby's debt assumed at the date of the acquisition.

Financial Condition

On October 1, 2006, accounts receivable were $165.9 million compared to $108.6 million at the end of fiscal 2005. The increase was due to a 13.7% increase in activewear sales in the fourth quarter over the prior year, the inclusion of $16.2 million accounts receivable from the acquisition of Kentucky Derby, and an increase in days sales outstanding on our trade receivables. The increase in days sales outstanding resulted mainly from the increased success of our long-sleeve and fleece programs which are traditionally sold with extended payment terms in the summer months, in line with industry practice. Days sales outstanding are expected to return to more normal levels by the first quarter of fiscal 2007.

Inventories were $200.7 million representing an increase of $65.8 million from $134.9 million at the end of fiscal 2005. Inventories at the end of fiscal 2006 included $39.3 million from the acquisition of Kentucky Derby in the fourth quarter of fiscal 2006. The remaining increase in inventory over fiscal 2005 was primarily attributable to the 13.7% increase in activewear sales compared to last year and a higher level of finished goods inventories required to meet our anticipated sales demand in fiscal 2007. Additionally, year-over-year inventory requirements have increased due to the broadening of our product-line to support greater penetration in fleece, more T-shirt styles and the introduction of underwear, combined with increased geographical coverage requiring more inventory to be allocated to regional warehouses.

Fixed assets, which are net of accumulated depreciation, including asset impairment losses, amounted to $302.7 million at the end of fiscal 2006, up $42.1 million from last year. This increase was primarily due to net capital expenditures of $80.2 million, mainly for capacity expansion projects in the Dominican Republic and Honduras, partially offset by depreciation and asset impairment losses of $46.2 million.

At the end of fiscal 2006, intangible assets of $9.5 million represented the unamortized value of customer contracts and customer relationships related to the acquisition of Kentucky Derby in the fourth quarter of fiscal 2006.

Total assets were $723.3 million on October 1, 2006, compared to $597.5 million at the end of the previous year. Working capital was $261.0 million compared to $214.9 million on October2, 2005. The current ratio at the end of fiscal 2006 was 2.8 compared to 2.9 at the end of fiscal 2005.

Gildan 2006 Annual Report • 31
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows

Cash flows from operating activities in fiscal 2006 were $94.7 million, compared to $93.2 million for the previous year, reflecting higher operating earnings, partly offset by higher inventory and accounts receivable requirements. Excluding the acquired inventory of Kentucky Derby, inventories for the year increased $35.4 million compared to an increase of $17.8 million in fiscal 2005. Excluding the acquired accounts receivable of Kentucky Derby, accounts receivable for the year increased by $41.1 million, compared to an increase of $22.7 million a year ago.

Cash flows used in investing activities were $96.1 million in fiscal 2006, compared to cash outflows of $83.8 million in fiscal 2005. The increase in cash used in investing activities was mainly due to the acquisition of Kentucky Derby in the fourth quarter of fiscal 2006 for cash consideration of $19.9 million, partly offset by lower net capital expenditures in fiscal 2006 compared to last year. Net capital expenditures for fiscal 2006 were $80.2 million, down $5.9 million from fiscal 2005. The major capital investment projects for fiscal 2006 included the new textile facility in the Dominican Republic, as well as the sock manufacturing facility and the textile facility for the production of fleece in Honduras. While capital expenditures in fiscal 2006 for the textile facilities in the Dominican Republic and Honduras were up from fiscal 2005, total capital expenditures were higher in fiscal 2005 due to investments for the expansion of our U.S. distribution centre and the expansion of our yarn-spinning joint venture with Frontier.

Free cash flow1 amounted to $18.5 million in fiscal 2006, compared to free cash flow of $9.4 million in fiscal 2005, mainly as a result of higher operating earnings and lower capital expenditures, partly offset by higher working capital requirements.

Cash flows used in financing activities in fiscal 2006 amounted to $39.4 million, compared to $0.5 million in fiscal 2005, primarily as a result of a higher net repayment of total indebtedness2 in fiscal 2006, higher proceeds from the issuance of shares in fiscal 2005, and a cash contribution of $2.5 million received in fiscal 2005 from our joint venture partner. During fiscal 2006, we repaid $23.9 million of long-term debt consisting of the $17.5 million third scheduled principal repayment on our Senior Notes, which was made on June 10, 2006, and a $4.0 million repayment of Kentucky Derby long-term debt, following our acquisition of Kentucky Derby in the fourth quarter of fiscal 2006. In addition, we repaid $17.3 million of Kentucky Derby bank indebtedness. The balance of the debt repayment in fiscal 2006 related to a reduction in the long-term debt and bank indebtedness of our joint venture. The debt repayment during fiscal 2005 consisted of the second scheduled repayment of our Senior Notes, which was partly offset by an increase in the long-term debt and bank indebtedness of our joint venture.

We ended fiscal 2006 with cash and cash equivalents of $29.0 million compared to $69.8 million at the end of fiscal 2005. At the end of both fiscal 2005 and fiscal 2006, our revolving bank facility was unutilized. Bank indebtedness included in our Consolidated Financial Statements at the end of fiscal 2006 is attributable to our joint venture. Total indebtedness at October1, 2006 amounted to $37.3 million compared to $51.1 million at October 2, 2005. The decline in total indebtedness is mainly due to the third scheduled principal repayment of $17.5 million on our Senior Notes, which was made on June 10, 2006, partly offset by the assumption of long-term debt related to the acquisition of Kentucky Derby.

Liquidity and Capital Resources

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, and scheduled payments of principal and interest on our Senior Notes.

As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. Our need for working capital typically grows throughout the first two quarters as inventories are built up for the peak selling period in the third quarter.

Anticipated sales growth in 2007 is expected to result in increased working capital requirements, mainly to finance trade accounts receivable and inventory. For fiscal 2007, we expect to incur approximately $110 million in capital expenditures. We believe our cash flow from operating activities together with our unused credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2007 to fund our anticipated working capital requirements, capital expenditures and the June 2007 final principal repayment on our Senior Notes.

In order to maximize flexibility to finance our ongoing growth and expansion and to be able to take advantage of additional new opportunities, we do not currently pay a dividend. Periodically, the merits of introducing a dividend are re-evaluated by our Board of Directors.

1     Cash flows from operating activities including net changes in non-cash working capital balances, less cash from investing activities excluding business acquisitions. See pages 41-42.

2     See pages 41-42.

 32 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations below. As disclosed in Note 13 to our Consolidated Financial Statements, we have issued corporate guarantees and standby letters of credit arising from various servicing agreements amounting to $37.4 million at October 1, 2006.

Derivative Financial Instruments

From time to time, we use forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses denominated in foreign currencies (non-U.S. dollar).

A forward foreign exchange contract represents an obligation to buy or sell foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. We reduce this risk by dealing only with highly rated counter-parties, normally major European and North American financial institutions. Our exposure to foreign currency fluctuations is described in more detail in the "Risks and Uncertainties" section of this MD&A.

We do not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

For fiscal 2006 and 2005, net earnings included recognized gains relating to derivative financial instruments of $4.6 million and $5.8million, respectively, which primarily related to hedging activities.

The following table summarizes our commitments to buy and sell foreign currencies as at October 1, 2006 and October 2, 2005:
(in thousands)		Notional			Notional U.S.
		amount	Exchange rate	Maturity	equivalent

2006
Buy contracts:
Foreign exchange contracts		€9,756	1.2056 to 1.2696	October 2006 to June 2007	$11,934
	CA$	6,250	0.8961	October 2006	5,600
2005
Buy contracts:
Foreign exchange contracts		€2,150	1.2039	October 2005	$ 2,588
	CA$	21,400	0.7997 to 0.8216	October 2005 to August 2006	17,348
Sell contracts:
Foreign exchange contracts		€9,276	1.3450 to 1.3721	October 2005 to September 2006	$12,620
		£4,490	1.8707 to 1.8909	October 2005 to September 2006	8,439
	CA$	2,800	0.8610	October 2005	2,410

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations for the following items as at October 1, 2006:
Payments due by period
		Less than	1 to 3	4 to 5	After
(in $ millions)	Total	1 year	years	years	5 years

Long-term debt	33.9	21.8	6.5	4.1	1.5
Fixed interest payments	1.3	1.3	–	–	–
Operating leases	34.7	10.0	9.4	6.3	9.0
Purchase obligations	128.4	128.4	–	–	–
Other obligations	17.5	17.5	–	–	–
Total Contractual Obligations	215.8	179.0	15.9	10.4	10.5

We expect that cash flow from our operating earnings, together with our year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2007.

Gildan 2006 Annual Report • 33
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Contingent Liability

In November 2002, one of our Mexican subsidiaries ("Gildan Mexico") received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6.0 million. The substance of the assessment was that the Mexican tax authorities adopted the position that Canadian-made textiles shipped to Gildan Mexico for sewing processing had not subsequently been exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgement in its favour. Notwithstanding the judgement, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount to approximately $7.1 million, primarily comprised of interest and late payment penalties. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. We have received legal opinions that the tax assessment is without merit under Mexican law governing re-export from maquiladora operations. Additionally, Gildan Mexico, a maquiladora operation, has provided documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada. We are pursuing all available avenues to resolve this matter in our favour. At the present time, the Mexican authorities are not attempting to enforce payment of this tax assessment. We expect to be successful in our efforts to clarify and resolve this matter and, accordingly, no provision has been made in the accounts for this potential liability.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As of November 30, 2006, there were 60,138,612 common shares issued and outstanding along with 501,343 stock options and 453,872 dilutive restricted share units outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each restricted share unit entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

The Board of Directors has approved the renewal of the Company's normal course issuer bid, subject to obtaining final approval from the Toronto Stock Exchange, in order to repurchase a maximum of 1,000,000 common shares in the open market commencing December 22, 2006 and ending December 21, 2007. This represents less than 2.0% of the total common shares issued and outstanding. No shares had been repurchased under the previous bid.

Stock Split

On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of our issued and outstanding common shares and payable to shareholders of record on May 20, 2005. All earnings per share data in this MD&A are stated after the stock split.

Outlook

Recap of Fiscal 2006 Guidance

Our original diluted EPS guidance for the 2006 fiscal year was approximately $1.85. This guidance was based on anticipated sales growth of approximately 20% and an assumed reduction in average selling prices of approximately 1.5%. This represented diluted EPS growth of 29.4% over fiscal 2005 reported EPS, and 18.6% growth over adjusted diluted EPS of $1.56 excluding restructuring and other charges from the prior year EPS.

On February 1, 2006, when we reported our results for our first fiscal quarter, we increased our guidance for fiscal 2006 diluted EPS to approximately $1.90, due to more favourable than anticipated results in the first fiscal quarter. The increase in adjusted diluted EPS was primarily attributable to more favourable selling price realizations in the first quarter of the fiscal year.

On May 4, 2006, when we reported our second quarter results, we further increased our adjusted diluted EPS guidance for fiscal 2006 to $1.96 as a result of more favourable results in the second quarter of the year. The projected diluted EPS for the second half of fiscal 2006 reflected our revised assumption of a 2% reduction in pricing compared with the second half of last year and lower unit sales volumes than previously projected. However, these factors were expected to be offset by the benefit of more favourable product mix and by increased manufacturing efficiencies.

On June 20, 2006, in conjunction with the announcement of the acquisition of Kentucky Derby, we increased our full year guidance to diluted EPS of $2.00 due to more favourable product mix.

On August 3, 2006, when we announced our third quarter results, we further increased our full year diluted EPS guidance to reflect more favourable than anticipated third quarter results and the assumed continuation in the fourth quarter of more favourable manufacturing efficiencies and product-mix, partially offset by the projected continuation of more unfavourable industry pricing. The revised diluted EPS guidance of $2.07 included a $0.02 charge to comply with the employment contract of the former Chairman and Co-Chief Executive Officer of the Company. Before this charge, adjusted diluted EPS for fiscal 2006 was projected at $2.09.

 34 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

On September 27, 2006, prior to participating at an investor conference, we announced the restructuring of our Canadian manufacturing facilities and reconfirmed our annual diluted EPS guidance before restructuring and other charges. Adjusted diluted EPS guidance of $2.09 reflected projected EPS for fiscal 2006 before the anticipated charge of $0.28 for the announced restructuring of our Canadian manufacturing facilities and the $0.02 charge to comply with the employment contract of the former Chairman and Co-Chief Executive Officer of the Company.

Our actual diluted EPS for fiscal 2006 was $1.76, or $2.09 excluding the impact of restructuring and other charges, in line with our guidance for the year.

Outlook 2007

We are projecting diluted EPS of approximately $2.55 for fiscal 2007. Our fiscal 2007 guidance continues to include approximately $0.06 per share of accelerated depreciation to reflect the change in the estimated economic lives of our remaining Canadian textile and related manufacturing assets. Prior to this additional depreciation charge, adjusted diluted EPS for fiscal 2007 is projected to be approximately $2.61, up from $2.56 per share originally projected on September 27, 2006. The projected $0.05 per share impact of the acquisition of Kentucky Derby was not included in the original guidance.

Our guidance for fiscal 2007 assumes that the acquisition of Kentucky Derby has a negligible impact on EPS until the fourth quarter of the fiscal year. By the end of fiscal 2007, the annualized impact of cost reductions from the integration of Kentucky Derby into Gildan is expected to be in excess of $0.15 per share. We continue to project that we will achieve annual cost reduction synergies of $0.30 per share, once the integration process is completed during fiscal 2008 and we have achieved a globally competitive cost structure for our sock manufacturing operations.

Our guidance for fiscal 2007 assumes growth in sales of approximately 26% compared to fiscal 2006, to approximately $970 million. Unit sales growth is projected at over 55%, including approximately 25 million dozens of socks. Our guidance is also based on an assumed year-over-year reduction in activewear selling prices of approximately 2.5% in fiscal 2007 as we continue to drive further market share penetration and enter the mass-market retail channel.

Diluted EPS for the first quarter of fiscal 2007, before the additional depreciation charge, are projected to be the same as in the first quarter of fiscal 2006, at $0.27. Higher unit sales volume growth in the first quarter is projected to be offset by lower gross margins and higher SG&A expenses. In particular, the first quarter is impacted by significant year-over-year increases in cotton costs, compared with a low point in cotton prices in the first quarter of last year. Also, the positive impact of unit volume growth is lower than in other quarters, as the first quarter is seasonally the lowest sales volume quarter of the fiscal year.

After the first quarter, in addition to the more significant impact of sales volume growth, gross margins for activewear are expected to increase, both relative to the first quarter as well as to the corresponding quarters in fiscal 2006. In the second half of fiscal 2007, cotton costs are expected to be comparable to the second half of fiscal 2006. Also, throughout fiscal 2007 we expect to realize significant manufacturing efficiencies from the continuing ramp-up of the Dominican Republic textile facility and the rationalization of our Canadian textile manufacturing announced on September 27, 2006, which are expected to more than offset the projected 2.5% reduction in selling prices. In addition, gross margins for the sock business are expected to increase in successive quarters as the Company progresses with the integration of Kentucky Derby.

We are projecting capital expenditures of approximately $110 million in fiscal 2007, which we expect to fully finance out of our internally-generated cash flow from operating activities.

We hereby refer to the Forward-Looking Statements cautionary notice on page 43.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to our audited Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgements are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.

Management believes that the following accounting estimates are most significant to assist in understanding and evaluating our financial results.

Sales Promotional Programs

At the time of sale, estimates are made for customer price discounts and rebates based upon existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience and other known factors, and exclude sales taxes. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Gildan 2006 Annual Report • 35
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Trade Accounts Receivable

Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to provide for credit losses. Our extension of credit and our determination of the allowance for doubtful accounts involve judgement and is based on an evaluation of each customer's financial condition and payment history. We regularly monitor our credit risk exposure to our customers and take steps to mitigate the risk of loss.

If the financial condition of our customers were to deteriorate causing an impairment of their ability to make payments, additional provisions for bad debts may be required in future periods. On the other hand, if our ultimate recovery on the accounts we have reserved or written off exceeds our estimates, we may decrease our reserves.

Fixed Assets

Our fixed assets are stated at cost less accumulated depreciation, including asset impairment losses. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

On a regular basis, we review the estimated useful lives of our fixed assets. Assessing the reasonableness of the estimated useful lives of fixed assets requires judgement and is based on currently available information. We also review our fixed assets for potential impairment whenever events and changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment losses are recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. In estimating future cash flows, the Company uses its best estimates based on internal plans, which incorporate management's judgements as to the remaining service potential of the fixed assets. Changes in circumstances, such as technological advances and changes to our business strategy can result in actual useful lives and future cash flows differing significantly from our estimates. Revisions to the estimated useful lives of fixed assets or future cash flows constitute a change in accounting estimate and are applied prospectively.

Cotton and Yarn Procurements

We contract to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of our products. These contracts are not used for trading purposes. We commit to fixed prices on a percentage of our cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, we estimate the costs of cotton and yarn that are not recoverable in future sales of finished goods, and record a charge to earnings.

Income Taxes

We utilize the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in our audited Consolidated Financial Statements.

Our future income tax assets are recognized only to the extent that, in management's opinion, it is more likely than not that the future income tax assets will be realized. If the realization is not considered to be more likely than not, a valuation allowance is provided. Management's opinion is based on certain estimates or assumptions. In addition, income tax rules and regulations in the countries in which the Company operates and income tax treaties between these countries are subject to interpretation, and require estimates and assumptions in determining the Company's consolidated income tax provision that may be challenged by the taxation authorities. If these estimates or assumptions change in the future, we may be required to reduce or increase the value of the future income tax assets and liabilities resulting in a significant income tax expense or recovery in future periods. We evaluate our future income tax assets and liabilities on a quarterly basis.

Recent Accounting Pronouncements

Comprehensive Income / Financial Instruments / Hedges

During 2005, the Canadian Institute of Chartered Accountants (CICA) released new accounting standards for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, as follows:

  1530, Comprehensive Income;
  3855, Financial Instruments – Recognition and Measurement; and
  3865, Hedges

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or when they are derivatives.

Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

  financial assets held for sale, for which unrealized changes in fair value are initially reported in other comprehensive income and subsequently reclassified to net income when the financial assets are sold or become impaired; and

 36 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations
  certain financial instruments that qualify as hedging items under the application of hedge accounting, for which unrealized changes in fair value are initially reported in other comprehensive income and subsequently reclassified to net income when the offsetting loss or gain on the hedged item affects net income.

Other comprehensive income comprises revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles, but are added to or deducted from net income in computing and reporting comprehensive income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a new financial statement required under the new standards.

These new standards will be effective for our 2007 fiscal year. We do not expect the adoption of these standards to have any material impact on our results of operations or financial position.

Equity

The CICA has issued Handbook Section 3251, Equity, which establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this Section is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. This new standard is effective for interim and annual financial statements relative to fiscal years beginning on or after October 1, 2006 and therefore will be effective for our 2007 fiscal year. We do not expect the adoption of this standard to have any material impact on our results of operations or financial position.

Related Party Transactions

We have transactions with Frontier which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $100.4 million in fiscal 2006 (2005 – $106.8 million), along with $0.8 million relating to management fees (2005 – $0.6 million). As at October 1, 2006, we had an outstanding payable to Frontier of $18.9 million (2005 – $15.6 million).

During fiscal 2005, Frontier contributed $2.5 million in cash to CanAm.

Disclosure Controls

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of October 1, 2006. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of October 1, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Gildan 2006 Annual Report • 37
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's assessment of the effectiveness of our internal control over financial reporting as of October 1, 2006 excluded Kentucky Derby, which we acquired on July 6, 2006. Kentucky Derby is a wholly-owned subsidiary of ours whose total assets and total net sales represented less than 11% of our consolidated total assets and less than 4% of our consolidated net sales, respectively, as of and for the year ended October 1, 2006. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission.

Attestation Report of Registered Public Accounting Firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an attestation report on management's assessment of our internal control over financial reporting as of October 1, 2006.

Changes in Internal Controls Over Financial Reporting

During fiscal 2006, we made improvements to our internal controls over financial reporting in preparation for our first annual management report on internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Risks and Uncertainties

The Company is subject to a variety of business risks. The risks described below are risks that could materially affect our business, financial condition and results of operations, but are not necessarily the only ones facing the Company. Additional risks that are not currently known to us or that we currently deem immaterial, could also materially and adversely affect our business.

Our ability to implement our strategies and plans

While we believe we can leverage our existing core competencies and successful business model in the mass-market retail channel, we cannot assure you that our strategy to develop our vertically-integrated manufacturing hubs, which has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market, will be successful in the retail channel.

In addition to our recent acquisition of Kentucky Derby, we may invest in business acquisitions that we assess to be complementary to our business or that could contribute to the acceleration of our growth strategy, and from which we would expect to realize economic benefits through the integration of such acquisitions into our operations. There can be no assurance that we would be successful in completing and integrating such acquisitions into our own operations or that we would realize the anticipated benefits from such acquisitions.

Our industry is competitive

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels, such as Fruit of the Loom, Inc., Hanesbrands Inc., the Jerzees division of Russell Corporation, which was recently acquired by Berkshire Hathaway Inc. which owns Fruit of the Loom, Inc., Delta Apparel, Inc., and Anvil Knitwear, Inc. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from contractors in Asia. In addition, we face the threat of increasing global competition.

Our ability to remain competitive in the areas of quality, price, service, marketing, product development, manufacturing and distribution will, in large part, determine our future success. We cannot assure you that we will be able to continue to compete successfully.

Our industry is subject to pricing pressures

Prices in our industry have been declining over the past several years primarily as a result of passing cost reductions through into lower selling prices. Such cost reductions result from factors which include the relocation of manufacturing operations to lower-cost labour environments offshore, the addition of new capacity using state-of-the-art manufacturing technology, and lower raw material costs.

In the future, our financial performance may be negatively affected if we are forced to reduce our prices and we cannot reduce our production costs, or if our production costs increase and we cannot increase our prices.

Our success depends on our ability to anticipate evolving consumer preferences and trends

While we currently focus on basic, non-fashion products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be impacted by changes in consumer preferences which do not fit with Gildan's core competency of large-scale marketing and manufacturingof basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs. This could have a material adverse effect on our business, results of operations and financial condition.

 38 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Our operations are subject to environmental regulation

We are subject to various environmental and occupational health and safety laws and regulations in our operations in Canada, the United States and offshore. Future events, such as:

  a change in existing laws and regulations;

  the enactment of new laws and regulations;

  a release of hazardous substances on or from our properties or any associated offsite disposal location; or

  the discovery of contamination from current or prior activities at any of our properties may give rise to compliance or environmental remediation costs that could have a material adverse effect on our business.

We rely on a relatively small number of significant customers

We sell our products to approximately 180 customers. In fiscal 2006, our largest customer accounted for 28.2% (2005 –28.2%) of sales, and our top ten customers accounted for 66.0% (2005 – 63.8%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future, together with a relatively small number of large mass-market retailers. If any of our significant customers substantially reduce their purchases or cease to buy from us and we cannot replace that business with sales to other customers on similar terms, our business would be materially adversely affected.

Our customers do not commit to purchase minimum quantities

Our contracts with our customers do not require them to purchase a minimum quantity of our products. If any of our customers experiences a significant business downturn or fails to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor customers, we cannot assure you that historic levels of business from any of our customers will continue or increase in the future.

We are exposed to concentrations of credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company invests available cash in short-term deposits with major North American and European financial institutions.

The Company's extension of credit involves considerable judgement and is based on an evaluation of each customer's financial condition and payment history. Adverse changes in our customers' financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future purchases or limit our ability to collect accounts receivable relating to previous purchases by that customer, all of which could have a material adverse effect on our business, results of operations and financial condition. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss. As at October 1, 2006, the Company's top ten customers accounted for approximately 57.0% (2005 – 60.1%) of the trade receivable balance of which one customer represented 18.1% (2005 –20.5%). The remaining trade receivable balance is comprised of a large number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and Australasia. An allowance for doubtful accounts is maintained for credit losses consistent with the credit risk, historical trends, general economic conditions and other available information.

We are subject to international trade regulation that is becoming increasingly liberalized

The textile and apparel industries of developed countries (including Canada, the United States and Europe) have historically received a relatively higher degree of trade protection than other industries.

Since January 2005, quotas on imports of textiles and apparel from member countries of the World Trade Organization (WTO) have been eliminated, except that China will continue to be subject to quotas on its textile and apparel exports until the end of 2008. Additionally, the developed countries have implemented regional trade agreements and programs, such as the North American Free Trade Agreement (NAFTA), the Caribbean Basin Trade Partnership Act (CBTPA) and the Central America Free Trade Agreement (CAFTA), which allow qualifying textiles and apparel from participating countries duty-free access to developed countries' markets. One of the newest programs, CAFTA, was adopted to strengthen and develop economic relations among its parties. We have situated our manufacturing facilities in strategic locations to take advantage of these trade liberalization measures, which enable us to be competitive in our markets.

CAFTA allows the United States to impose safeguards in the form of full or partial restoration of normal duties if increased imports cause or threaten serious damage to domestic industry. There can be no assurance that CAFTA safeguards or other developments in trade regulation would not adversely impact our business.

The Company is subject to customs audits in the various countries in which it operates. The Company believes that its customs compliance programs are effective, although we cannot predict the likelihood or outcome of any governmental audit.

We currently pay income tax at a comparatively low effective rate, which could change in the future

The Company's sales structure results in the income generated from its international sales being subject to relatively low income tax rates. The structure is supported by current domestic laws in the countries in which the Company operates, as well as through the application of income tax treaties between various countries in which the Company operates. The Company conducts annual transfer pricing studies to substantiate the transactions between the various related parties within the Company.

Gildan 2006 Annual Report • 39
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company is subject to government audits in the various countries in which it operates. The final result of any audits undertaken by taxation authorities may vary compared to the estimates and assumptions used by management in determining the Company's consolidated tax provision. Depending on the ultimate outcome of any such audit, there may be a material impact on the Company's consolidated tax provision.

The Company operates under free trade and export processing zones in various countries in Central America and the Caribbean Basin. Under the free trade zone rules, the Company is not subject to income tax in these countries. Any changes to the free trade zone rules or the free trade zone status of any one of the countries in which we operate may impact the effective tax rate of the Company.

Any unanticipated changes to either current domestic laws in the countries in which the Company operates, or any changes to the income tax treaties the Company currently relies on, could also impact the effective tax rate of the Company.

The price of the raw materials we buy is prone to significant fluctuations and volatility

Cotton is the primary raw material used in the manufacture of our products. We also purchase chemicals, dyestuffs and trims through a variety of suppliers. The Company purchases cotton through its yarn-spinning joint venture, and also purchases processed cotton yarn from outside vendors, at prices that vary depending on the actual price of cotton. The price of cotton fluctuates and is affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices may also influence the prices of related items used in our business, such as chemicals, dyestuffs and trims. The Company enters into futures contracts and makes other arrangements to establish firm prices for cotton and cotton yarn for which it will ultimately take delivery in order to mitigate the effect of price fluctuations. For future deliveries with a fixed price, the Company will not be able to benefit from price decreases but will be protected against price increases. Conversely, in the event that we have not entered into sufficient cotton futures contracts or made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases.

Without taking into account the impact of futures contracts, a change of $0.01 per pound in cotton prices would affect the Company's annual raw material costs by approximately $3.2 million, at estimated production levels for fiscal 2007. The ultimate effect of this change on the Company's earnings cannot be quantified, as the relationship between movements in cotton prices and movements in industry selling prices cannot be predicted with any certainty.

Our operations are subject to political, social and economic risks

The majority of our products are now manufactured and sewn in Central America, the Caribbean Basin and Mexico. The Company is currently adding significant new capacity and making further capital investments in Central America and the Caribbean Basin. Some of these countries have experienced political, social and economic instability, and we cannot be certain of their future stability.

Additional events that could disrupt our supply chain, interrupt production in our offshore facilities or increase our cost of sales include:

  political instability, labour unrest, war or terrorism;

  disruptions in shipping and freight forwarding services;

  increases in oil prices and energy costs, which would increase transportation costs;

  interruptions in the availability of basic services and infrastructure, including power and water shortages; and

  fire or natural disasters, such as hurricanes, floods and earthquakes.

Such conditions or events could have material adverse effects on our business, results of operations and financial condition.

Our industry is subject to fluctuations in sales demand

Demand for our products may vary from year to year. We must appropriately balance our inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand at the beginning of each fiscal year, we produce and store finished goods inventory to meet the expected demand for delivery. If, after producing and storing inventory in anticipation of deliveries, demand is significantly less than expected, we may have to hold inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in slower production, lower plant and equipment utilization and lower fixed operating cost absorption, all of which would have a negative impact on our business, results of operations or financial condition.

Our business operations significantly rely on our information systems

We depend on information systems to manage our inventory, process transactions, respond to customer inquiries, purchase, sell and ship goods on a timely basis and maintain cost-effective operations. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, or other causes. Any material disruption or slowdown of our systems could cause operational delays that could have a material adverse effect on our business, results of operation and financial condition.

 40 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Foreign currency risk

Effective fiscal 2004, the functional and reporting currency of the Company was changed from the Canadian dollar to the U.S. dollar. This change was made as the majority of the Company's sales revenues are denominated in U.S. dollars, while its manufacturing operations are increasingly diversified outside Canada. However, as the Company operates as an international business, its financial results continue to be exposed to the effects of changes in foreign currency (non-U.S. dollar) exchange rates. The Company's exposure relates primarily to changes in the U.S. dollar/Canadian dollar, U.S. dollar/Honduras lempira, U.S. dollar/British pound and U.S. dollar/Euro exchange rates. Significant fluctuations in these exchange rates could materially impact our future results of operations.

Our operations could be affected by changes in our relationship with our employees or changes to domestic and foreign employment regulations

We employ over 15,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and hour laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers' compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside of Canada and the United States. A significant increase in wage rates in the countries we operate could have a material impact on our operating costs.

The Company has been able to operate in a productive manner in all of its manufacturing facilities without experiencing labour disruptions, such as strikes or work stoppages. If labour relations were to change or deteriorate, this could adversely affect the productivity and cost structure of the Company's manufacturing operations.

We may suffer negative publicity if we, or our third-party contractors violate labour laws or engage in practices that are viewed as unethical

We are committed to ensuring that all of our manufacturing facilities comply with our strict internal code of conduct, local and international laws, and the codes to which we subscribe, including those of Worldwide Responsible Apparel Production (WRAP) and the Fair Labour Association (FLA). While the majority of our manufacturing operations are conducted through company-owned facilities, we also utilize third-party contractors to complement our vertically-integrated production. We have engaged Verité, a globally respected training and auditing organization, to carry out a comprehensive program of training and auditing at all of our Company-owned and contractor facilities. In addition, we have recruited an internationally respected Director of Corporate Social Responsibility to develop the Company's compliance programs. However, if one of our own manufacturing operations or one of our third-party contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could tarnish our reputation or result in a loss of sales that could have a material adverse effect on our business, results of operations and financial condition.

We depend on key management

Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and others. We may not be able to attract or retain these employees, which could adversely affect our business.

Gildan 2006 Annual Report • 41
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation and Definition of Non-GAAP Measures

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges as discussed on page 26, and the change in functional currency, as discussed on page 28, management uses adjusted net earnings and adjusted diluted earnings per share, which is calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)
2006	Audited	Adjusted

Sales	773.2		773.2
Cost of sales	521.1		521.1
Gross profit	252.1		252.1

Selling, general and administrative expenses	84.4		84.4
Restructuring and other charges	20.4	(20.4)(1)	–
	147.3	20.4	167.7
Depreciation and amortization	32.4		32.4
Interest, net	3.1		3.1
Non-controlling interest in income of consolidated joint venture	0.2		0.2
Earnings before income taxes	111.6	20.4	132.0
Income taxes	4.8	0.4 (1)	5.2
Net earnings	106.8	20.0	126.8

Basic EPS	1.78	0.33	2.11
Diluted EPS	1.76	0.33	2.09

Certain minor rounding variances exist between the financial statements and this summary.

(in $ millions, except per share amounts)
2005	Audited		Adjusted

Sales	653.9		653.9
Cost of sales	450.6		450.6
Gross profit	203.3		203.3
Selling, general and administrative expenses	73.8		73.8
Restructuring and other charges	11.8	(11.8)(1)	–
	117.7	11.8	129.5
Depreciation and amortization	25.6		25.6
Interest, net	4.6		4.6
Non-controlling interest in income of consolidated joint venture	0.1		0.1
Earnings before income taxes	87.4	11.8	99.2
Income taxes	1.4	3.9(1)	5.3
Net earnings	86.0	7.9	93.9

Basic EPS	1.44	0.13	1.57
Diluted EPS	1.43	0.13	1.56

Certain minor rounding variances exist between the financial statements and this summary.

(in $ millions, except per share amounts)
2004	Audited		Adjusted

Sales	533.4		533.4
Cost of sales	378.7	(3.3)(2)	375.4
Gross profit	154.7	3.3	158.0
Selling, general and administrative expenses	58.3		58.3
Restructuring and other charges	4.6	(4.6)(1)	–
	91.8	7.9	99.7
Depreciation and amortization	22.3		22.3
Interest, net	6.2		6.2
Earnings before income taxes	63.3	7.9	71.2
Income taxes	3.1	1.4(1)	4.5
Net earnings	60.2	6.5	66.7

Basic EPS	1.02	0.11	1.13
Diluted EPS	1.01	0.11	1.12

Certain minor rounding variances exist between the financial statements and this summary.

(1) Adjustment to remove restructuring and other charges, and the income tax effect thereon. See page 26.
(2) Adjustment to remove the impact of the change in functional currency. See page 28.

 42 • Gildan 2006 Annual Report

MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impacts of restructuring and other charges, as discussed on page 26 and the change in functional currency, as discussed on page 28. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)
	2006	2005	2004

Net earnings	106.8	86.0	60.2
Restructuring and other charges	20.4	11.8	4.6
Change in functional currency	–	–	3.3
Depreciation and amortization	32.4	25.6	22.3
Interest, net	3.1	4.6	6.2
Income taxes	4.8	1.4	3.1
Non-controlling interest in income of consolidated joint venture	0.2	0.1	–
EBITDA	167.7	129.5	99.7

Certain minor rounding variances exist between the financial statements and this summary.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)
	2006	2005	2004

Cash flows from operating activities	94.7	93.2	58.9
Cash flows from investing activities	(96.1)	(83.8)	(53.8)
Add back:
Acquisition of Kentucky Derby	19.9	–	–
Free cash flow	18.5	9.4	5.1

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Cash in Excess of Debt (Net Indebtedness)

We consider total indebtedness and net debt to be important indicators of the financial leverage of the Company.

(in $ millions)
	2006	2005	2004

Bank indebtedness	(3.5)	(4.0)	-
Current portion of long-term debt	(21.8)	(19.8)	(18.6)
Long-term debt	(12.0)	(27.3)	(38.0)
Total indebtedness	(37.3)	(51.1)	(56.6)
Cash and cash equivalents	29.0	69.8	60.7
(Net indebtedness) cash in excess of debt	(8.3)	18.7	4.1

Certain minor rounding variances exist between the financial statements and this summary.

Gildan 2006 Annual Report • 43
MD&A
Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain statements included in this MD&A may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of this MD&A, beginning on page 37, for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control;

  the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  changes in customer demand for our products and our ability to maintain customer relationships and grow our business;

  the seasonality of our business;

  our ability to attract and retain key personnel;

  changes in accounting policies; and

  disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events.

This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

December 13, 2006